FEDERAL DEPOSIT INSURANCE CORPORATION
                             Washington, D.C. 20429

                                   FORM 10-KSB

                        ANNUAL REPORT UNDER SECTION 13 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     FOR FISCAL YEAR ENDED DECEMBER 31, 1998

                           FDIC Certificate No. 34083


                               CATAWBA VALLEY BANK
                (Exact Name of Bank as specified in its charter)

                                 NORTH CAROLINA
                            (State of Incorporation)

                                   56-1934003
                      (I.R.S. Employer Identification No.)

                          Hickory, North Carolina 28601
                          (Address of Principal Office)

                                 (704) 431-2300
                 (Bank's telephone number, including area code)

           Securities registered pursuant to Section 12(g) of the Act:

                          COMMON STOCK, $5.00 PAR VALUE

Check whether the Bank (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES _X_ NO ___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of the Bank's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. _X_

The Bank's revenues for the year ended December 31, 1998 were $6,763,413.

The aggregate market value of the voting stock held by non-affiliates of the Bank at December 31, 1998 was approximately $25,982,208.

The number of shares of the Bank's Common Stock outstanding on December 31, 1998 was 1,351,910.

                      Documents Incorporated by Reference:

     1. Portions of Annual Report to Shareholders for the Fiscal Year Ended December 31, 1998 (Part II).

     2. Proxy Statement-Prospectus for the 1999 Annual Meeting of Shareholders (Parts I and III).

                                     Part I

Item 1 - Business

(a)-(b) Catawba Valley Bank (the "Bank") was incorporated under the laws of the State of North Carolina on October 27, 1995, and opened for business on November 1, 1995. Deposits in the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC").

The Bank engages in a general banking business in the City of Hickory and portions of the four counties called the Unifour area (Catawba, Burke, Caldwell and Alexander). Its operations are primarily retail-oriented, and aimed at individuals and small- to medium-sized businesses located in its market area. The Bank provides most traditional commercial and consumer banking services, including personal and commercial checking and savings accounts, money market accounts, certificates of deposit, individual retirement accounts and related business and individual banking services. The Bank's lending activities include making commercial loans to individuals and small- to medium-sized businesses located primarily in its market area for various business purposes and various consumer-type loans to individuals, including installment loans, equity lines of credit, overdraft checking credit and credit cards. Also, the Bank makes residential mortgage loans to its customers, which the Bank then sells to another mortgage lender. The Bank issues ATM cards which allow its customers to access their deposit accounts at the automatic teller machines of other banks who are linked to the Honor system. The Bank does not provide trust services and leasing services, except through a correspondent bank.

The Bank operates three offices, each of which are full-service offices. The Bank's main office is located at 1039 Second Street N. E., in Hickory and the Bank's Hickory branch is located at 1445 Second Avenue, N.W. The Bank also has a Newton branch office located at 2675 Northwest Boulevard, Newton, North Carolina. The Bank recently created a subsidiary called Valley Financial Services, Inc. that provides for various insurance and other financial products through third party affiliations.

Commercial banking in Catawba County, and in North Carolina as a whole, is extremely competitive with state laws permitting state-wide branching. The Bank competes directly for deposits in its market area with other commercial banks, credit unions, brokerage firms and all other organizations and institutions engaged in money market transactions. In its lending activities, the Bank competes with all other financial institutions, as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit. In the Bank's market area, seven commercial banks operate with multiple offices. The Bank's predominant competitors are Branch Bank and Trust Company and First Union National Bank. These two institutions control approximately 75% of the market.

Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions. Office locations, office hours, customer service, community reputation and continuity of personnel are also important competitive factors. The Bank's predominant competitors have greater resources, broader geographic markets and higher lending limits. They can offer more products, and can better afford and make more effective use of media advertising, support services and electronic technology than the Bank. The Bank depends on its reputation as a community bank in its local market, direct customer contact, its ability to make credit and other business decisions locally, and personalized service to counter these competitive disadvantages.

As a state-chartered bank whose deposits are insured by the FDIC, the Bank is subject to supervision, examination and regulation by the North Carolina State Banking Commission and the FDIC. While the Bank is not a member of the Federal Reserve System, the Bank is also subject to certain regulations of the Board of Governors of the Federal Reserve System. The regulations of these agencies govern most aspects of the Bank's business, including capital adequacy ratios, reserves against deposits, restrictions on the rate of interest which may be paid on some deposit instruments, limitations on the nature and amount of borrowings, dividends, loans that may be made, the location of branch offices and the nature and scope of the Bank's activities. Supervision, regulation and examination of the Bank by the regulatory agencies are generally intended to protect depositors and are not intended for the protection of the Bank's shareholders.

The Bank is periodically assessed insurance premiums by the FDIC in connection with the insurance of its deposits. The Bank is required under North Carolina law to maintain deposit insurance with the FDIC. Because the FDIC insurance fund is fully funded, the Bank's assessment in 1996 was only $1,000, its assessment in 1997 was $4,333 and its assessment in 1998 was 6,852. This insurance assessment may be increased within certain parameters established by the FDIC's bank rating system.

As of December 31, 1998, the Bank employed 26 full-time employees and 4 part-time employees. The Bank is not a party to a collective bargaining agreement, and considers its relations with employees to be good.

(c)-(e)  Not applicable.

Item 2 - Properties

The Bank owns its main office located at 1039 Second Street N. E., Hickory, North Carolina. The Bank leases the branch office building located at 1445 Second Avenue N. W. The property is leased for five years, which lease expires in July, 2000, and the Bank has three five-year options. The lease payments are $2,734.58 per month. The Newton branch office is owned by the Bank.

Item 3 - Legal Proceedings

There are no pending legal proceedings to which the Bank is a party, or of which any of its property is the subject.

Item 4 - Submission of Matters to a Vote of Security Holders

Not applicable.

                                     Part II

Item 5 - Market for Common Equity and Related Stockholder Matters

The information contained in the section captioned "Market for the Common Stock, Stock Prices and Dividends" in the 1998 Annual Report to Shareholders (the "Annual Report") is incorporated herein by reference.

Item 6 - Management's Discussion and Analysis or Plan of Operation

The information contained in the section captioned "Management's Discussions and Analysis of Financial Condition and Results of Operations" in the Annual Report is incorporated herein by reference.

The following tables are provided pursuant to the disclosure requirements under Guide 3 of the Guides for the Preparation and Filing of Reports and Registration Statements under the Securities Exchange Act of 1934.


                        [TABLES BEGIN ON FOLLOWING PAGE]

TABLE ONE
---------

                                                                      INTEREST INCOME AND AVERAGE BALANCES
                                                                      ------------------------------------
                                                                             (DOLLARS IN THOUSANDS)

                                                      1998                             1997                         1996
                                        -------------------------------     --------------------------    -------------------------
                                                    INTEREST                          INTEREST                     INTEREST
                                        AVERAGE     INCOME/     YIELD/      AVERAGE   INCOME/   YIELD/    AVERAGE  INCOME/    YIELD/
                                        BALANCE     EXPENSE     COST        BALANCE   EXPENSE   COST      BALANCE  EXPENSE    COST
                                        -------     --------    -------     -------   --------  ------    -------  --------  ------
INTEREST-EARNING ASSETS:
  DUE FROM BANKS                        $10,159     $   504      4.96%      $ 5,448   $   244    4.48%    $ 2,915   $  172    5.90%
  TAXABLE SECURITIES                      8,965         500      5.58%        5,522       349    6.33%      4,882      293    6.00%
  FEDERAL FUNDS SOLD                      2,648         122      4.63%        2,449       125    5.10%      1,982      102    5.17%
  LOANS                                  51,802       4,899      9.46%       34,406     3,379    9.82%     13,920    1,251    8.99%
                                        -------     -------     -----       -------   -------   -----     -------   ------   -----
TOTAL INTEREST EARNING ASSETS            73,574       6,025                  47,825     4,097              23,699    1,818
                                        -------     -------                 -------   -------             -------   ------
YIELD ON AVERAGE INTEREST-
  EARNING ASSETS                                                 8.19%                           8.57%                        7.67%
                                                                =====                           =====                        =====

NONINTEREST  -EARNING ASSETS:
  CASH AND DUE FROM BANKS                   919                                 667                           264
  ALLOWANCE FOR LOAN LOSSES                (867)                               (551)                         (194)
  PREMISES AND EQUIPMENT                  1,684                               1,367                           814
  OTHER                                   1,964                                 698                           138
                                        -------                             -------                       -------
TOTAL NONINTEREST-EARNING ASSETS          3,701                               2,181                         1,022
                                        -------                             -------                       -------
TOTAL ASSETS                            $77,275                             $50,006                       $24,721
                                        =======                             =======                       =======

INTEREST-BEARING LIABILITIES:
  NOW ACCOUNTS                          $ 5,070         141      2.78%      $ 3,340        95    2.85%    $ 1,548       46    2.97%
  MONEY MARKET AND SAVINGS               15,156         653      4.31%        9,946       485    4.87%      3,466      168    4.85%
  TIME CERTIFICATES AND IRAS             41,702       2,473      5.93%       26,673     1,574    5.90%     10,998      638    5.80%
                                        -------     -------     -----       -------   -------   -----     -------   ------   -----
TOTAL INTEREST-BEARING LIABILITIES:      61,928       3,267                  39,959     2,154              16,012      852
                                        -------     -------                 -------   -------             -------   ------
COST ON AVERAGE INTEREST-BEARING
  LIABILITIES:                                                   5.27%                           5.39%                        5.32%
                                                                =====                           =====                        =====
NONINTEREST-BEARING LIABILITIES:
  DEMAND DEPOSITS                         4,036                               2,392                         1,171
  OTHER LIABILITIES                         292                                 200                           329
                                        -------                             -------                       -------
TOTAL NONINTEREST-BEARING LIABILITIES     4,328                               2,592                         1,500
                                        -------                             -------                       -------
TOTAL LIABILITIES                        66,256                              42,550                        17,512

SHAREHOLDERS' EQUITY                     11,019                               7,456                         7,209
                                        -------                             -------                       -------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                $77,275                             $50,006                       $24,721
                                        =======                             =======                       =======
NET INTEREST INCOME                                 $ 2,759                           $ 1,943                       $  966
                                                    =======                           =======                       =====
NET YIELD ON INTEREST-EARNING ASSETS                             3.75%                           4.06%                        4.08%
                                                                =====                           =====                        =====


NONACCRUING LOANS ARE INCLUDED IN THE AVERAGE LOANS BALANCE. INCOME ON NONACCRUING LOANS IS RECOGNIZED ON A CASH BASIS.

TABLE TWO
---------

                         RATE/VOLUME VARIANCE ANALYSIS
                         -----------------------------------------------------------------------------------------------------------
                         (DOLLARS IN THOUSANDS)

                                         1998 COMPARED TO 1997           1997 COMPARED TO 1996          1996 COMPARED TO 1995
                                         -----------------------------   ----------------------------   ----------------------------
                                         INTEREST        VARIANCE        INTEREST       VARIANCE        INTEREST     VARIANCE
                                         INCOME/        ATTRIBUTED       INCOME/       ATTRIBUTED       INCOME/     ATTRIBUTED
                                         EXPENSE            TO           EXPENSE          TO            EXPENSE          TO
                                         VARIANCE     RATE     VOLUME    VARIANCE   RATE      VOLUME    VARIANCE   RATE      VOLUME
                                         --------   -------    -------   --------  -------    -------   -------   -------    -------
INTEREST-EARNING ASSETS:
  DUE FROM BANKS                         $   260    $    31    $   229   $    72   $   (49)   $   121   $   127   $    98    $    29
  TAXABLE INVESTMENT
    SECURITIES                               151        (47)       198        56        17         39       289        13        276
  FEDERAL FUNDS SOLD                          (3)       (12)         9        23        (2)        25        83        (7)        90
  LOANS                                    1,520       (137)     1,657     2,128       150      1,978     1,286        16      1,270
                                         -------    -------    -------   -------   -------    -------   -------   -------    -------
TOTAL                                      1,928       (165)     2,093     2,279       116      2,163     1,785       120      1,665
                                         -------    -------    -------   -------   -------    -------   -------   -------    -------

INTEREST-BEARINGS LIABILITIES:
  NOW ACCOUNTS                                46         (3)        49        49        (2)        51        43        (8)        51
  MONEY MARKET AND SAVINGS ACCOUNTS          168        (62)       230       317         1        316       162         2        160
  TIME CERTIFICATES AND IRAS                 899          9        890       936        14        922       623         4        619
                                         -------    -------    -------   -------   -------    -------   -------   -------    -------
TOTAL                                      1,113        (56)     1,169     1,302        13      1,289       828        (2)       830
                                         -------    -------    -------   -------   -------    -------   -------   -------    -------
NET INTEREST INCOME                      $   815    $  (109)   $   924   $   977   $   103    $   874   $   957   $   122    $   835
                                         =======    =======    =======   =======   =======    =======   =======   =======    =======



THE TABLE ABOVE SETS FORTH CERTAIN INFORMATION REGARDING CHANGES IN INTEREST INCOME AND INTEREST EXPENSE FOR THE PERIODS INDICATED. FOR EACH CATEGORY OF INTEREST EARNING ASSETS AND INTEREST BEARING LIABILITIES, INFORMATION IS PROVIDED ON CHANGES ATTRIBUTABLE TO (1) CHANGES IN VOLUME (CHANGES IN VOLUME MULTIPLIED BY OLD RATE); (2) CHANGES IN RATE (CHANGES IN RATE MULTIPLIED BY OLD VOLUME). CHANGES DUE TO A COMBINATION OF RATE AND VOLUME. VARIANCES CONSISTENTLY ON A PROPORTIONATE BASIS.

TABLE THREE
-----------
                       SUMMARY OF TOTAL NONINTEREST INCOME
                       -----------------------------------


                                                1998         1997         1996
                                            ----------   ----------   ----------
SERVICE CHARGES ON DEPOSIT ACCOUNTS         $  229,029   $  154,396   $   46,427

MORTGAGE PLACEMENT FEES                        316,659      193,778       83,367

OTHER                                          192,453       95,248       20,303

                                            ----------   ----------   ----------
                                            $  738,141   $  443,422   $  150,097
                                            ==========   ==========   ==========

TABLE FOUR
----------
                      SUMMARY OF TOTAL NONINTEREST EXPENSE
                      ------------------------------------

                                               1998         1997         1996
                                            ----------   ----------   ----------
SALARIES,WAGES AND EMPLOYEE BENEFITS        $  922,644   $  647,470   $  485,729

OCCUPANCY                                      141,642      138,792       75,420

EQUIPMENT                                      128,005      103,218       38,697

PROFESSIONAL FEES                              102,292       49,268       43,075

STATIONARY, PRINTING & SUPPLIES                 44,079       35,573       45,414

ADVERTISING AND BUSINESS PROMOTION              91,849       76,907       64,729

OTHER                                          399,146      377,465       88,680

                                            ----------   ----------   ----------
                                            $1,829,657   $1,428,693   $  841,744
                                            ==========   ==========   ==========


TABLE FIVE
----------
                                ANALYSIS OF LOANS
                                -----------------

                                               1998                                1997                               1996
                                      AMOUNT           PERCENT           AMOUNT           PERCENT           AMOUNT           PERCENT
                                   -----------         -------        -----------         -------        -----------         -------
MORTAGE                            $10,462,635          17.26%        $ 5,380,741          12.51%        $ 2,286,394           9.15%

CONSTRUCTION                         7,211,169          11.90%          6,939,831          16.14%          2,949,699          11.80%

HOME EQUITY                          5,507,323           9.09%          3,912,927           9.10%          2,111,537           8.45%

COMMERCIAL                          28,065,769          46.31%         17,001,742          39.54%         11,394,421          45.59%

INSTALLMENT                          8,544,178          14.10%          8,408,182          19.55%          6,154,628          24.63%

OTHER                                  815,966           1.35%          1,354,491           3.15%             94,368           0.38%

                                   -----------         ------         -----------         ------         -----------         ------
                                   $60,607,040         100.00%        $42,997,914         100.00%        $24,991,047         100.00%
                                   ===========         ======         ===========         ======         ===========         ======

TABLE SIX
---------
            ANALYSIS OF CERTAIN LOAN MATURITIES AT DECEMBER 31, 1998
            --------------------------------------------------------
                             (DOLLARS IN THOUSANDS)

                                                      COMMERCIAL                      REAL ESTATE MORTGAGES
                                               AMOUNT            PERCENT            AMOUNT            PERCENT
                                              -------            -------           -------            -------
DUE WITHIN ONE YEAR:                          $11,513             41.02%           $ 5,563             53.17%
                                              -------            ------            -------            ------


DUE AFTER ONE YEAR
THROUGH FIVE YEARS:

                       FIXED RATE              16,390             58.40%             4,836             46.22%

                       VARIABLE RATE               87              0.31%                 0              0.00%
                                              -------            ------            -------            ------
                                               16,477             58.71%             4,836             46.22%
                                              -------            ------            -------            ------

DUE AFTER FIVE YEARS;

                       FIXED RATE                  77              0.27%                64              0.61%

                       VARIABLE RATE                0              0.00%                 0              0.00%
                                              -------            ------            -------            ------
                                                   77              0.27%                64              0.61%

                                              -------            ------            -------            ------
                                              $28,066            100.00%           $10,463            100.00%
                                              =======            ======            =======            ======



TABLE SEVEN
-----------

                      ANALYSIS OF ALLOWANCE FOR LOAN LOSSES
                      -------------------------------------
                             (DOLLARS IN THOUSANDS)

                                               1998          1997          1996
                                              ------        ------        ------
BEGINNING BALANCE                             $  683        $  408        $   52

CHARGE-OFFS                                      106            80             6

PROVISION FOR LOAN LOSSES                        471           349           362

RECOVERIES                                         2             6             0

                                              ------        ------        ------
ENDING BALANCE                                $1,050        $  683        $  408
                                              ======        ======        ======

     THE BALANCE IN ALLOWANCE FOR LOAN LOSSES IS UNALLOCATED.

TABLE EIGHT
-----------


    DISTRIBUTION OF INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES
    ------------------------------------------------------------------------
                             1998 REPRICING SCHEDULE
                             -----------------------
                             (DOLLARS IN THOUSANDS)

                                                           ONE YEAR          ONE TO         FIVE TO          OVER
                                                           OR LESS         FIVE YEARS      TEN YEARS       TEN YEARS         TOTAL
                                                           --------        ----------      ---------       ---------        -------
INTEREST-EARNING ASSETS:
   INTEREST-BEARING DEPOSITS WITH
    OTHER FINANCIAL INSTITUTIONS                            $10,454         $   198         $               $               $10,652
  FEDERAL FUNDS SOLD                                          2,510           2,510
  INVESTMENT SECURITIES                                           0           4,487           5,020           1,891          11,398
  LOANS                                                      39,053          17,997           3,416             141          60,607
                                                            -------         -------         -------         -------         -------
TOTAL                                                       $52,017         $22,682         $ 8,436         $ 2,032         $85,167
                                                            =======         =======         =======         =======         =======

INTEREST-BEARING LIABILITIES:
   SAVINGS, NOW,
     MONEY MARKET                                           $24,084         $               $               $               $24,084
   TIME CERTIFICATE OF DEPOSITS
     OVER $100,000                                           11,427           1,723          13,150
   TIME CERTIFICATE OF DEPOSITS
      UNDER $100,000                                         13,654          19,664          33,318
                                                            -------         -------         -------         -------         -------
TOTAL                                                       $49,165         $21,387         $     0         $     0         $70,552
                                                            =======         =======         =======         =======         =======

INTEREST SENSITIVITY GAP                                    $ 2,852         $ 1,295         $ 8,436         $ 2,032         $14,615
                                                            -------         -------         -------         -------         -------
CUMULATIVE GAP                                              $ 2,852         $ 4,147         $12,582         $14,614         $14,615
                                                            =======         =======         =======         =======         =======

RATIO OF INTEREST-SENSITIVE ASSETS
  TO INTEREST-SENSITIVE LIABILITIES                          105.80%         106.05%            N/A             N/A          120.71%

CUMULATIVE RATIO OF INTEREST-
 SENSITIVE ASSETS TO INTEREST-
 SENSITIVE LIABILITIES                                       105.80%         105.87%         117.84%         120.71%         120.71%


THE COMPANY OWNS 100 SHARES OF COMMON STOCK IN BANKERS BANK VALUED AT $62,725 AND 1,948 SHARES OF STOCK IN FEDERAL HOME LOAN BANK OF ATLANTA VALUED AT $194,800. THESE TWO ITEMS WERE EXCLUDED FROM THE ABOVE TABLE.

TABLE NINE
----------
                              INVESTMENT SECURITIES
                              ---------------------
                          INVESTMENTS HELD TO MATURITY

                                          DUE ONE      ONE YEAR     FIVE YEARS                                            AVERAGE
                                          YEAR OR       THROUGH      THROUGH      DUE AFTER                   MARKET      MATURITY
                                            LESS      FIVE YEARS    TEN YEARS     TEN YEARS      TOTAL         VALUE      IN YEARS
                                          --------    ----------    ----------    ----------   ----------   ----------    --------
INVESTMENT SECURITIES:
  U.S. GOVT. CORPORATIONS
    AND AGENCIES OBLIGATIONS              $           $1,000,255    $  153,272    $  225,991   $1,379,518   $1,394,983      9.61
MORTGAGE-BACKED
   SECURITIES                                                          248,538       205,416      453,954      462,334     17.62

                                          --------    ----------    ----------    ----------   ----------   ----------     -----
                  TOTAL                   $      0    $1,248,793    $  153,272    $  431,407   $1,833,472   $1,857,317     27.23

WEIGHTED AVERAGE YIELDS:
  U.S. GOVT. CORPORATIONS                                   6.41%         4.70%         4.70%
    AND AGENCIES OBLIGATIONS
MORTGAGE-BACKED                                             6.00%                       7.22%
   SECURITIES


                         INVESTMENTS AVAILABLE FOR SALE

                                          DUE ONE      ONE YEAR     FIVE YEARS                                            AVERAGE
                                          YEAR OR       THROUGH      THROUGH      DUE AFTER                   MARKET      MATURITY
                                            LESS      FIVE YEARS    TEN YEARS     TEN YEARS      TOTAL         VALUE      IN YEARS
                                          --------    ----------    ----------    ----------   ----------   ----------    --------
INVESTMENT SECURITIES:
  U.S. GOVT. CORPORATIONS
    AND AGENCIES OBLIGATIONS              $           $4,756,315    $1,947,457    $            $6,703,772   $6,698,392      4.97
MORTGAGE-BACKED
   SECURITIES                                                        1,474,872     1,378,289    2,853,161    2,866,139     16.92

                                          --------    ----------    ----------    ----------   ----------   ----------     -----
                  TOTAL                   $      0    $4,756,315    $3,422,329    $1,378,289   $9,556,933   $9,564,531     21.89

WEIGHTED AVERAGE YIELDS:
  U.S. GOVT. CORPORATIONS                                   5.87%         5.56%
    AND AGENCIES OBLIGATIONS
MORTGAGE-BACKED                                                           6.80%         6.43%
   SECURITIES


THE COMPANY OWNS 100 SHARES ON COMMON STOCK IN BANKERS BANK VALUED AT $62,725 AND 1,948 SHARES OF STOCK IN FEDERAL HOME LOAN OF ATLANTA VALUED AT $194,800. THESE TWO ITEMS WERE EXCLUDED FROM THE ABOVE TABLE.

TABLE TEN
---------

                                                    1998       1997       1996
                                                   -----      -----      -----
RETURN ON AVERAGE ASSETS                            0.96%      1.01%     (0.35%)

RETURN ON AVERAGE SHAREHOLDERS' EQUITY              6.72%      6.95%     (1.21%)

AVERAGE SHAREHOLDERS' EQUITY AS A                  14.25%     14.91%     29.16%
 PERCENTAGE OF AVERAGE ASSETS

Item 7 - Financial Statements

The information contained in the sections captioned "Balance Sheets", "Statements of Operations", "Statements of Cash Flows", "Statements of Stockholders' Equity", "Notes to Financial Statements" and "Independent Auditors' Report" in the Annual Report is incorporated herein by reference.

Item 8 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

                                    Part III

Item 9 - Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

The information contained under the section captioned "PROPOSAL 2: ELECTION OF DIRECTORS" in the Bank's definitive proxy statement-prospectus for the 1999 Annual Meeting of Shareholders (the "Proxy Statement-Prospectus") is incorporated herein by reference.

Item 10 - Executive Compensation

The information contained under the section captioned "PROPOSAL 2: ELECTION OF DIRECTORS - Director Compensation" and "-Executive Compensation" in the Proxy Statement-Prospectus is incorporated herein by reference.

Item 11 - Security Ownership of Certain Beneficial Owners and Management

The information contained under the section captioned "Voting Securities and Beneficial Ownership Thereof" in the Proxy Statement-Prospectus is incorporated herein by reference.

Item 12 - Certain Relationships and Related Transactions

The information contained under the section captioned "Indebtedness and Transactions of Management " in the Proxy Statement-Prospectus is incorporated herein by reference.

Item 13 - Exhibits and Reports on Form 8-K

(a)  Exhibits

     3(i) Articles of Incorporation of Catawba Valley Bank (incorporated by reference to the Bank's Annual Report on Form F-2 for the year ended December 31, 1995, as filed with the FDIC)

     3(ii) Bylaws of Catawba Valley Bank (incorporated by reference to the Bank's Annual Report on Form F-2 for the year ended December 31, 1995, as filed with the FDIC)

     10(i) 1996 Incentive Stock Option Plan, approved by shareholders on May 14, 1996 (incorporated by reference to the Bank's Annual Report on Form F-2 for the year ended December 31, 1996, as filed with the FDIC)

     10(ii) 1997 Nonqualified Stock Option Plan for Directors, approved by shareholders on April 22, 1997 (incorporated by reference to the Bank's Annual Report on Form 10-KSB for the year ended December 31, 1997, as filed with the FDIC)

     10(iii) Employment and Change of Control Agreement between the Bank and R. Steve Aaron dated January 1, 1999

     13       1998 Annual Report to Shareholders

(b)  Reports Filed on Form 8-K

     A report on Form 8-K was filed on October 8, 1998, to report a secondary offering of the Bank's common stock.

     Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned there-unto duly authorized.


                                        CATAWBA VALLEY BANK
                                        Registrant



Date:  March __, 1999               By: /s/ R. Steve Aaron
                                        -------------------------------------
                                        R. Steve Aaron
                                        President and Chief Executive Officer

Date:  March __, 1999               By: /s/ G. Marvin Lowder
                                        ---------------------------------------
                                        G. Marvin Lowder
                                        Vice President/Accounting

     Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned there-unto duly authorized.


                                        CATAWBA VALLEY BANK
                                        Registrant



Date:  March __, 1999               By:
                                        -------------------------------------
                                        R. Steve Aaron
                                        President and Chief Executive Officer

Date:  March __, 1999               By:
                                        ---------------------------------------
                                        G. Marvin Lowder
                                        Vice President/Accounting

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


/s/ Robert P. Huntley                                       March __, 1999
--------------------------------
Robert P. Huntley, Director

/s/ Cloyd Hugh Propst, Jr.                                  March __, 1999
--------------------------------
Cloyd Hugh Propst, Jr., Director

                                                            March __, 1999
/s/ Howard L. Pruitt
--------------------------------
Howard L. Pruitt, Director

                                                            March __, 1999
/s/ Hal F. Huffman, Jr.
--------------------------------
Hal F. Huffman, Jr., Director

                                                            March __, 1999
/s/ Robert T. King
--------------------------------
Robert T. King, Director

                                                            March __, 1999
/s/ William R. Sigmon, Jr.
--------------------------------
William R. Sigmon, Jr., Director

                                                            March __, 1999
/s/ R. Steve Aaron
--------------------------------
R. Steve Aaron, Director

                                                            March __, 1999
/s/ W. Steve Ikerd
--------------------------------
W. Steve Ikerd, Director

                                                            March __, 1999
/s/ Pat M. Moss
--------------------------------
Pat M. Moss, Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


--------------------------------                            March __, 1999
Robert P. Huntley, Director

--------------------------------                            March __, 1999
Cloyd Hugh Propst, Jr., Director

--------------------------------                            March __, 1999
Howard L. Pruitt, Director

--------------------------------                            March __, 1999
Hal F. Huffman, Jr., Director

--------------------------------                            March __, 1999
Robert T. King, Director

--------------------------------                            March __, 1999
William R. Sigmon, Jr., Director

--------------------------------                            March __, 1999
R. Steve Aaron, Director

--------------------------------                            March __, 1999
W. Steve Ikerd, Director

--------------------------------                            March __, 1999
Pat M. Moss, Director

                                  EXHIBIT INDEX

                                                                        PAGE
                                                                      NUMBER IN
                                                                     SEQUENTIAL
EXHIBIT                                                               NUMBERING
NUMBER     EXHIBIT                                                     SYSTEM
------     -------                                                     ------

   10 Employment and Change of Control Agreement between R. Steve Aaron and the Bank dated
           January 1, 1999

   13      1998 Annual Report to Shareholders

                                 CATAWBA VALLEY
                                      BANK

                                      1998
                                     ANNUAL
                                     REPORT

CATAWBA VALLEY BANK

1998 ANNUAL REPORT

TABLE OF CONTENTS

Letter from The President..................................2
Selected Financial Data....................................3
Management's Discussion....................................4
Report of Independent Accountants.........................11
Financial Statements......................................12
Notes to Financial Statements.............................16
Shareholder Information...................................32

The President's Letter to Shareholders -

Catawba Valley Bank completed three years and two months of operations as of December 31, 1998, and the Bank had reached the end of its first three year business plan. Looking back at our original projections versus what had actually happened is very eye opening.

     o    The Bank's assets were 50% higher than originally projected.

     o The Bank was well on the way toward having three offices rather than two. (The Newton-Conover office opened March 15, 1999)

     o    The Bank's profits more than doubled original projection.

Catawba Valley Bank is now approaching its first $100 million of assets, it's well established in its market area and the Bank is positioned to continue its growth and expansion.

1998 was a very good year for the Bank. Total assets increased $24.8 million from $64.9 million to $89.7 million or 38.2 percent. Strong loan demand during the year allowed the Bank to aggressively attract deposits from our local market.

Asset growth was assisted by a secondary stock offering that was conducted in late September and early October, 1998. This offering generated $6 million dollars in new capital for the Bank.

The Bank's capital position now stands at $14.3 million or 15.9% of assets. The addition of new capital and the current capital position means that Catawba Valley Bank can continue its aggressive growth of 20 to 30 percent per year and still be in compliance with regulatory requirements. This growth will be in the form of new offices and overall growth in existing branch offices.

Profits for the Bank in 1998 exceeded projections. The Bank earned $740,375 or a
 .96 percent return on average assets. Earnings adjusted for the 25 percent stock dividend paid on August 28, 1998 and the additional shares sold in the secondary stock offering in October 1998 was $.67 per share. The Bank set aside an additional $471,338 in loan loss provisions during the year. Tax provisions increased from $90,000 in 1997 to $455,000 in 1998. By any measure, 1998 was a very successful year for your Bank.

Profits are very important to any organization but a challenge that faces the Bank is increasing profits while growing the franchise at the same time. As we look forward to our next three years and beyond, Catawba Valley Bank will be adding additional products and services and will continue to expand its branch system on a very selective basis. New services being considered for 1999 are debit cards, a voice response system and insurance and investment services.

The success of the Bank can be attributed to a great market, a strong economy and good Directors, Management and Staff. But above all, the support from our stockholders greatly contributed to our success.

We always welcome questions and suggestions from our stockholders about our operation and service. Please feel free to contact us at anytime. Thank you for your support.


                                            R. Steve Aaron
                                            President

                            SELECTED FINANCIAL DATA

The following table sets forth the certain financial data for the years ended December 31, 1998 and 1997 and 1996.

                                             December 31,
                                 1998           1997             1996
                              -----------------------------------------
INCOME STATEMENT
Net Interest Income           $2,758,229     $1,942,918     $   966,516
Provision for Loan Losses        471,338        349,175         362,158
Noninterest Income               738,141        443,422         150,097
Noninterest Expense            1,829,657      1,428,693         841,744
Net Income (Loss)                740,375        518,472         (87,289)

PER SHARE DATA
Basic Income (Loss)           $      .67            .49            (.08)
Book Value                         10.59           7.34            6.86

BALANCE SHEET
Total Assets                 $89,668,002    $64,883,493     $37,367,217
Total Deposits                74,821,049     57,107,496      29,824,980
Total Loans                   60,607,040     42,997,914      24,991,047
Allowance for Loan Losses      1,050,360        683,397         407,723
Investment Securities         11,655,528      6,275,175       5,700,844
Total Earning Assets          87,916,453     63,616,473      36,200,101
Stockholders' Equity          14,317,424      7,721,290       7,197,094

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS (MD&A)

                                    OVERVIEW

Catawba Valley Bank ( the "Bank") is a state-chartered bank organized under the laws of North Carolina in 1995 and headquartered in Hickory. The Bank provides a full range of banking services from three locations, both located in Hickory.

The Bank's market area consists of the area within a 10-mile radius of the City of Hickory, North Carolina, and includes parts of Catawba County, Burke County, Caldwell County and Alexander County, North Carolina. The market area is located in a region known as the Unifour Area of North Carolina. The Unifour Area, serves as the commercial hub for several prosperous towns. The Unifour Area is a very strong and diversified economic area. This local economic strength, along with the market's quick acceptance of the Bank, accounts for the rapid growth the Bank has enjoyed.

Catawba Valley Bank earned $740,375 or $.67 per share in 1998; compared to $518,472 or $.49 per share reported in 1997. The earnings equate to a return on average assets of .96 percent for 1998 compared to 1.01 percent for 1997 and a return on average equity of 6.72 percent in 1998 versus 6.95 percent in 1997. The Bank's improved earnings were primarily due to an increased loan portfolio, improved non-interest income and operating efficiency.

Expanded discussion of the Bank's operating results and financial condition are presented in the following narrative and tables. The objective of this discussion is to provide the reader with a clear, concise and complete understanding of the financial condition and results of operations of Catawba Valley Bank for 1998. The discussion should be read in conjunction with the Financial Statements and Notes to Financial Statements on pages 11 through 28.


[BAR CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]

    YEAR END BALANCES ($ MILLIONS)

               1996      1997      1998
               ----      ----      ----
Net Loans      24.6      42.3      59.5
Deposits       29.8      57.1      74.8
Assets         37.4      64.9      89.7

NET INTEREST INCOME

The major component of the Bank's revenue is net interest income. The amount of net interest income is based on a number of factors including the volumes of earning assets and interest-bearing liabilities and the interest rates earned and paid. Net interest income equals the amount by which interest and fees generated by earning assets exceed the interest costs of the funds used to carry them.

For 1998, net interest income represents 79 percent of net revenues compared with 81 percent in 1997. Net interest income rose $815 thousand or 42 percent in 1998 and totaled $2.76 million compared with $1.94 million in 1997. Strong growth in earning assets, primarily loans and investments accounted for the earnings gain. The Bank experienced a decrease in its average rate on earning assets from 8.36 to 8.17 percent. The 19 basis point decrease can be attributed to the Bank being asset sensitive and the rate cuts the Federal Reserve implemented in the fall of 1998. Many of the Bank's loans use the prime rate as an index. Loans will reprice quicker than the Bank's liabilities.

NONINTEREST INCOME

Noninterest income rose $295 thousand or 66 percent for the year. The increase is attributed to gains in deposit account service charges (more accounts), other fee income such as non-sufficient funds ( NSF) charges, loan origination fees, and income earned on residential mortgage loans that the Bank brokered.

Service charges on deposit accounts increased $75 thousand or 48 percent as a result of more deposit accounts. Higher revenues from NSF charges accounted for a $34 thousand increase in 1998 noninterest income. During 1998, the Bank brokered $26.4 million in residential mortgage loans and received $296 thousand, for a 115 percent increase over 1997.

NONINTERST EXPENSE

Total noninterest expense increased $401 thousand for the year. This increase can be attributed to growth and the need for more employees to handle that growth. $275 thousand of the increase is related to salaries and benefits. The balance of the increase is related to equipment cost, professional fees, advertising and various other expenses. The Bank's Directors approved an incentive plan for the employees that paid out $74 thousand dollars in bonuses in 1998 based on the performance of the Bank. Catawba Valley Bank continues to operate with an efficiency ratio that compares very favorably with its peer banks.

INCOME TAXES

Having used all of its NOL (net operating losses) as credits against earnings in 1997, Catawba Valley Bank was fully taxed by State and Federal governments in 1998. The Bank's effective tax rate was 38 percent and the combined expense tax expense was $455 thousand. Efforts will be made to reduce the effective tax rate as much as possible. Most investments in securities will be in state tax exempt bonds or tax exempt municipal bonds. Investments into other bonds must have yield spreads that compensate for the tax effect.

EARNING ASSETS

Average earning assets in 1998 were $73.8 million, a 50 percent increase over 1997. A 51 percent increase in average net loans, and a 92 percent increase in average investment securities and average time deposits with other financial institutions represented this change. Average earning assets represented 96 percent of average total assets during 1998, the same as 1997.


[BAR CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]

            AVERAGE ASSETS ($ MILLIONS)

                         1996      1997      1998
                         ----      ----      ----
Average Assets           24.9      51.1      77.1
Average Earnings Assets  23.6      49.1      73.8
Average Loans, Gross     14.2      33.9      51.6

Net loan growth continued to be the strength of the Bank's rapid growth. Net loans increased $17.24 million or 41 percent compared to an increase of $17.73 million or 72 percent in 1997. Both the commercial and consumer portfolios increased, with commercial activity continuing to account for the majority of the increase. Catawba Valley Bank's primary lending focus is to individuals and small to medium size businesses. Residential construction lending is a significant part of the Bank's lending activity. The gross loans to deposit ratio were 81 percent as of December 31, 1998 and 75 percent as of December 31, 1997.

Investment securities and time deposits are the second largest earning asset. The total at year end 1998 was $14.1 million, increasing $6.77 million from 1997.

Federal funds sold and interest bearing balances with other banks was $10.7 million at December 31, 1998 which represented a 6 percent decrease from $11.4 million in 1997. These funds represent the most liquid portion of assets and are used to fund loan demand and other cash needs of the Bank.

INTEREST BEARING LIABILITIES

Management has built the deposit base of the Bank for it's local customers consumer and commercial deposits. The Bank does not solicit deposits from outside its primary market area. Total deposits at December 31, 1998 were 74.8 million, an increase of 31 percent over year-end 1997. The category showing the largest dollar growth was certificates of deposit, which increased $9.53 million or 26 percent. Good growth also occurred in money market deposits, which increased 32 percent during the year.

[PIE CHART APPEARS BELOW WITH THE FOLLOWING PLOT POINTS:]

 1998 DEPOSIT MIX

Demand          6%
Now             9%
Money Market   21%
Savings         2%
Large CD's     18%
Small CD's     44%

Demand deposits, now accounts and savings increased 43 percent to $5.25 million in 1998. Attracting demand deposit and savings account growth is a major goal of management. Deposits in these accounts either earn no interest or earn at a lower interest than do certificates of deposit. We are very pleased with the progress the Bank has made in attracting these type accounts.

Catawba Valley Bank has never used borrowings to fund loan demand; therefore there were no outstanding borrowings as of December 31, 1998.

CAPITAL ADEQUACY

The Bank maintains a strong level of capital as a margin of safety for its depositors and shareholders. The original stock offering raised $7.7 million in capital. A secondary stock offering completed in October 1998 raised an additional $6 million in capital. As of December 31, 1998, shareholders' equity was $14.3 million. At year end 1998, the book value per share was $10.59.

The ratio of shareholders' equity to assets was 16 percent. In addition to an overall equity to assets ratio, regulators subject Banks to risk-based capital measures. The risk-based capital ratios measure the relationship of capital to a combination of balance sheet and off-balance sheet credit risk. The values of both balance sheet and off-balance sheet items are adjusted to reflect credit risk.

Tier 1 Capital (consisting of shareholders' equity less ineligible intangible assets) is required to be at least 8.0 percent of risk-weighted assets. The Tier 1 Capital Ratio for Catawba Valley Bank at the end of 1998 was 23.24 percent and the total capital ratio was 23.28 percent. At the end of 1997, those ratios were
17.70 percent and 17.82 percent, respectively. These ratios will continue to decrease as the Bank's capital is leveraged through asset growth.

The ability to grow is directly related to capital. The internal capital generation rate of the Bank will be adequate to meet the growth needs for the next several years. Management will look for every opportunity to grow the Bank through branch acquisitions or establishing new branches when it is economically feasible.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses is the expense of providing an allowance or reserve for anticipated losses on loans. The amount charged to expense each year is dependent on many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of the loan portfolio, past loan loss experience, and economic factors.

The provision for loan loss expense was $471 thousand in 1998. The Bank experienced $106 thousand in charge-off's during 1998. The allowance for loan losses continues to build and totaled $1.1 million, representing 1.73 percent of year-end loans. This reserve level is equal to the average reserve level for all state banks in North Carolina.

ASSET AND LIABILITY MANAGEMENT
INTEREST RATE RISK

One of the primary objectives of asset and liability management is to maximize net interest income while minimizing the earnings risk associated with changes in interest rates. Management seeks to manage its assets and liabilities in a manner that will limit interest rate risk and thus stabilize long-term earnings. Fluctuations in market interest rates do not necessarily have a significant impact on net interest income, depending on the rate sensitivity position of the Bank. A rate sensitive asset is a loan or investment that can be repriced within a certain time interval. When a proper balance between rate sensitive assets and rate sensitive liabilities exists, market interest rate fluctuations should not have a significant impact on earnings.

Management uses an earnings simulation model to estimate the amount of earnings at risk due to changes in interest rates. This model is updated quarterly and is based on three different rate scenarios. The results of the December 31, 1998 model indicate the Bank's earnings would be impacted less than 6.5 percent if interest rates went up or down 200 basis points. Management believes that any change in interest rates, either rise or fall, will not materially affect earnings.

YEAR 2000

The problems that the year 2000 change over could create can be significant. To address this potential threat to the Bank's data processing systems, Catawba Valley Bank is devoting significant time and resources to ensure that this technology issue does not pose a financial and operational threat.

A year 2000 committee comprised of Board members and key management has been organized to assess any exposure the Bank has and to ensure that all the systems used by the Bank will function when the year 2000 starts. During 1998, the Board of Directors engaged an outside firm specializing in assisting companies in meeting the year 2000 challenge. This firm is Vitex, Inc.

Catawba Valley Bank has been testing its hardware and reviewing test results provided by its core applications processor. These results will be further tested during the second quarter of 1999. Initial review of the data indicates that the Bank's software should be ready for the year 2000 change over.

To further prepare the Bank for any possible interruptions caused by the year 2000 change over, the year 2000 committee has been developing a contingency plan that will allow the bank to provide its customers the banking services they need even if there are some unforeseen or uncontrollable factors that occur.

RECENT ACCOUNTING DEVELOPMENTS

In June of 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Based on its operations at December 31, 1998, management does not expect this standard to have material effect on the Bank's financial statements upon adoption.

MARKET OF COMMON STOCK

MARKET PRICE (IN $)*
        PERIOD                       1998                         1997
        ------                       ----                         ----
                             HIGH           LOW           HIGH          LOW
                             ----           ---           ----          ---
        First Quarter        14.50          14.00         10.00         9.88
        Second Quarter       20.10          19.20         10.00         9.66
        Third Quarter        21.60          20.50         10.83         10.00
        Fourth Quarter       22.00          20.00         14.00         11.40

*The prices have been adjusted to reflect the impact of a 25% stock dividend paid on August 28, 1998.

As of December 31, 1998, there were 1585 shareholders of record of the Bank's stock. The Bank's stock is listed on the National Daily Quotation Service "Bulletin Board". J. C. Bradford and Company is the market maker for the Bank's common stock. The above table lists the price that the market maker quoted and at which trades were completed during each quarter. Catawba Valley Bank's stock is considered to be a thinly traded stock with only a few thousand shares traded each quarter.

                       REPORT OF INDEPENDENT ACCOUNTANTS


January 22, 1999


The Stockholders and the Board of Directors of Catawba Valley Bank:

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive income (loss), changes in stockholders' equity and cash flows present fairly in all material respects, the financial position of Catawba Valley Bank at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PricewaterhouseCoopers LLP



Charlotte, North Carolina

CATAWBA VALLEY BANK

BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
-----------------------------------------------------------------------------------------------

                                                                   1998             1997
ASSETS
Cash and due from banks                                         $    911,275      $    927,479
Interest bearing bank deposits                                     8,174,944         8,583,685
Federal funds sold                                                 2,509,567         2,786,371
Time deposits with other financial institutions                    2,476,956         1,082,976
Securities available for sale                                      9,564,531         2,894,868
Securities held to maturity, market value of $1,857,317 in
    1998 and $3,227,269 in 1997                                    1,833,472         3,226,982
Federal Home Loan Bank and Bankers Bank Stock                        257,525           153,325
Loans                                                             60,607,040        42,997,914
    Less allowance for loan losses                                 1,050,360           683,397
                                                              ---------------  ----------------
    Net loans                                                     59,556,680        42,314,517
Premises and equipment, net                                        1,950,087         1,418,476
Other assets                                                       2,432,965         1,494,814
                                                              ---------------  ----------------
                                                                $ 89,668,002      $ 64,883,493
                                                              ---------------  ----------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
    Noninterest-bearing                                          $ 4,269,142       $ 2,816,997
    Money market and NOW accounts                                 22,880,065        16,642,655
    Savings                                                        1,203,456           712,191
    Time, $100,000 and over                                       13,150,539        10,911,546
    Other time                                                    33,317,847        26,024,107
                                                              ---------------  ----------------
      Total deposits                                              74,821,049        57,107,496
    Other liabilities                                                529,529            54,707
                                                              ---------------  ----------------
      Total liabilities                                           75,350,578        57,162,203
Stockholders' equity:
    Common stock, $5 par value, 1,351,910 and 840,888
      shares issued and outstanding in 1998 and 1997,
      respectively                                                 6,759,550         4,204,440
    Additional paid-capital                                        6,979,408         3,210,119
    Retained earnings                                                573,868           302,259
    Accumulated other comprehensive income                             4,598             4,472
                                                              ---------------  ----------------
      Total stockholders' equity                                  14,317,424         7,721,290
                                                              ---------------  ----------------
      Total liabilities and stockholders' equity                $ 89,668,002      $ 64,883,493
                                                              ---------------  ----------------

     The accompany notes are an integral part of the financial statements.

CATAWBA VALLEY BANK

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
-----------------------------------------------------------------------------------------------------------------

                                                                         1998           1997            1996
Interest income
    Interest and fees on loans                                         $ 4,898,829     $3,378,553    $ 1,250,875
    Interest on securities, taxable                                        500,098        349,744        293,453
    Interest on federal funds sold                                         122,191        124,545        130,551
    Interest on interest bearing banks deposits                            371,584        198,961        102,465
    Interest on time deposits with other financial institutions            132,570         45,231         41,365
                                                                     -------------- --------------  -------------
      Total interest income                                              6,025,272      4,097,034      1,818,709
                                                                     -------------- --------------  -------------
INTEREST EXPENSE
    Time deposits, $100,000 and over                                       747,945        522,578        204,498
    Other deposits                                                       2,519,098      1,631,538        647,595
                                                                     -------------- --------------  -------------
      Total interest expense                                             3,267,043      2,154,116        852,093
                                                                     -------------- --------------  -------------
      Net interest income                                                2,758,229      1,942,918        966,516
Provision for loan losses                                                  471,338        349,175        362,158
                                                                     -------------- --------------  -------------
      Net interest income after provision for loan losses                2,286,891      1,593,743        604,358
NONINTEREST INCOME
    Service charges on deposit accounts                                    229,029        154,396         46,427
    Other                                                                  509,112        289,026        103,670
                                                                     -------------- --------------  -------------
      Total noninterest income                                             738,141        443,422        150,097
NONINTEREST EXPENSE
    Salaries, wages and employee benefits                                  922,644        647,470        485,729
    Occupancy                                                              141,642        138,792         75,420
    Equipment                                                              128,005        103,218         38,697
    Professional fees                                                      102,292         49,268         43,075
    Stationary, printing and supplies                                       44,079         35,573         45,414
    Advertising and business promotion                                      91,849         76,907         64,729
    Other                                                                  399,146        377,465         88,680
                                                                     -------------- --------------  -------------
      Total noninterest expense                                          1,829,657      1,428,693        841,744
                                                                     -------------- --------------  -------------
      Net income (loss) before income taxes                              1,195,375        608,472        (87,289)
      Provision for income taxes                                           455,000         90,000              -
                                                                     -------------- --------------  -------------
      Net income (loss)                                                    740,375        518,472        (87,289)
Other comprehensive income (loss)                                              126         (1,524)         7,962
                                                                     -------------- --------------  -------------
Comprehensive income (loss)                                              $ 740,501      $ 516,948      $ (79,327)
                                                                     -------------- --------------  -------------
Basic income (loss) per share                                               $ 0.67         $ 0.49        $ (0.08)
                                                                     -------------- --------------  -------------
Diluted income (loss) per share                                             $ 0.63         $ 0.49        $ (0.08)
                                                                     -------------- --------------  -------------

     The accompany notes are an integral part of the financial statements.

CATAWBA VALLEY BANK

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
---------------------------------------------------------------------------------------------------------------------------
                                                                  ADDITIONAL                    COMMON STOCK     RETAINED
                                                      COMMON        PAID-IN      COMMON STOCK   SUBSCRIPTIONS    EARNINGS
                                                       STOCK        CAPITAL      SUBSCRIPTIONS    RECEIVABLE    (DEFICIT)

BALANCE, JANUARY 1, 1996                             $3,491,335    $3,892,073       $ 43,824       $ (42,724)   $(128,924)
Issuance of common stock                                  9,865         9,865        (19,730)         18,630            -
Cancellations of common stock subscriptions                   -         4,173        (24,094)         24,094            -
Other comprehensive income (loss)                             -             -              -               -            -
Net loss                                                      -             -              -               -      (87,289)
                                                   ------------- ------------- --------------  -------------- ------------

BALANCE DECEMBER 31, 1996                             3,501,200     3,906,111              -               -     (216,213)
Stock split effected in the form of a dividend          700,240      (700,240)             -               -            -
Stock options exercised                                   3,000         4,248              -               -            -
Other comprehensive income (loss)                             -             -              -               -            -
Net income                                                    -             -              -               -      518,472
                                                   ------------- ------------- --------------  -------------- ------------

BALANCE DECEMBER 31, 1997                             4,204,440     3,210,119              -               -      302,259
Stock split effected in the form of a dividend        1,051,110      (582,344)             -               -     (468,766)
Issuance of common stock                              1,504,000     4,351,633              -               -            -
Other comprehensive income (loss)                             -             -              -               -            -
Net income                                                    -             -              -               -      740,375
                                                   ------------- ------------- --------------  -------------- ------------
BALANCE DECEMBER 31, 1998                            $6,759,550    $6,979,408            $ -             $ -     $573,868
                                                   ------------- ------------- --------------  -------------- ------------

                                                    -----------------------------
                                                     ACCUMULATED
                                                        OTHER
                                                     COMPREHENSIVE
                                                        INCOME          TOTAL

BALANCE, JANUARY 1, 1996                               $ (1,966)      $7,253,618
Issuance of common stock                                                  18,630
Cancellations of common stock subscriptions                                4,173
Other comprehensive income (loss)                         7,962            7,962
Net loss                                                      -          (87,289)
                                                     -----------  ---------------

BALANCE DECEMBER 31, 1996                                 5,996        7,197,094
Stock split effected in the form of a dividend                -                -
Stock options exercised                                       -            7,248
Other comprehensive income (loss)                        (1,524)          (1,524)
Net income                                                    -          518,472
                                                     -----------  ---------------

BALANCE DECEMBER 31, 1997                                 4,472        7,721,290
Stock split effected in the form of a dividend                -                -
Issuance of common stock                                      -        5,855,633
Other comprehensive income (loss)                           126              126
Net income                                                    -          740,375
                                                     -----------  ---------------
BALANCE DECEMBER 31, 1998                               $ 4,598     $ 14,317,424
                                                     -----------  ---------------


CATAWBA VALLEY BANK

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
------------------------------------------------------------------------------------------------------------------

                                                                      1998             1997             1996
Cash flows from operating activities
     Net income (loss)                                                $ 740,375        $ 518,472        $ (87,289)
     Adjustments to reconcile net income (loss) to net
       cash used in operating activities:
       Depreciation and amortization                                    156,866          124,200           58,421
       Deferred income taxes                                             39,646         (174,000)               -
       Provision for loan losses                                        471,338          349,175          362,158
       Loss (gain) on sale of investments                                     -            2,773              (10)
       Increase in other assets                                        (364,190)        (115,361)        (131,876)
       Increase (decrease) in other liabilities                         474,822         (290,436)         276,565
                                                                 ---------------  ---------------  ---------------
       Net cash provided by operating activities                      1,518,857          414,823          477,969
CASH FLOWS FROM INVESTING ACTIVITIES
     Increase in time deposits with other financial
       institutions                                                  (1,393,980)        (299,976)        (196,000)
     Purchase of securities available for sale                       (9,286,185)      (2,725,289)      (1,666,700)
     Purchase of securities held to maturity                           (381,514)      (2,303,985)      (1,851,327)
     Purchases of Federal Home Loan Bank and
       Bankers Bank stock                                              (104,200)         (90,600)         (62,725)
     Collections and maturities of securities available
       for sale                                                       2,605,389          340,780          368,217
     Collections and maturities of securities held to
       maturity                                                       1,762,085        2,821,380        1,313,539
     Proceeds from sale of securities available for sale                      -        1,358,538          995,980
     Increase in other assets                                          (618,270)        (962,873)               -
     Net increase in loans                                          (17,713,501)     (18,080,368)     (21,525,710)
     Purchases of premises and equipment                               (659,616)        (189,569)        (904,977)
                                                                 ---------------  ---------------  ---------------
       Net cash used in investing activities                        (25,789,792)     (20,131,962)     (23,529,703)
CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in deposit accounts                                17,713,553       27,282,516       24,746,197
     Proceeds from issuance of common stock                           5,855,633            7,248           23,903
                                                                 ---------------  ---------------  ---------------
       Net cash provided by financing activities                     23,569,186       27,289,764       24,770,100
                                                                 ---------------  ---------------  ---------------
       Net increase (decrease) in cash and cash
         equivalents                                                   (701,749)       7,572,625        1,718,366
     Cash and cash equivalents, beginning of year                    12,297,535        4,724,910        3,006,544
                                                                 ---------------  ---------------  ---------------

     Cash and cash equivalents, end of year                         $11,595,786      $12,297,535      $ 4,724,910
                                                                 ---------------  ---------------  ---------------

Supplemental cash flow information:
     Interest paid                                                  $ 3,268,233      $ 2,156,458        $ 829,968
                                                                 ---------------  ---------------  ---------------

     Income taxes paid                                                $ 204,500        $ 268,000              $ -
                                                                 ---------------  ---------------  ---------------

     The accompany notes are an integral part of the financial statements.

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Catawba Valley Bank (the "Bank") was organized and incorporated under the laws of the State of North Carolina on October 3, 1995. The Bank commenced operations on November 1, 1995 and operates two locations in Hickory, North Carolina. The Bank's primary source of revenue is derived from securities and loans to customers, who are predominately small and medium size businesses and middle income individuals in Catawba County, North Carolina.

The accounting and reporting policies of the Bank conform to generally accepted accounting principles and general practice within the banking industry. The following is a summary of the more significant of these policies.

PERVASIVENESS OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES

Securities are classified into three categories and accounted for as follows:
(1) debt securities that the entity has the positive intent and the ability to hold to maturity are classified as held to maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; (3) debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses, net of taxes, reported as other comprehensive income. The classification of securities is determined at the date of purchase.

Gains and losses on sales of securities, computed based on specific identification of the adjusted cost of each security, are included in other income. Premiums and discounts on debt securities are recognized in interest income on the level yield method over the period to maturity.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are stated at the amount of unpaid principal, net of unamortized deferred loan fees and costs on original loans, reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and costs are deferred and included in income and expense using a method that approximates the level yield method.

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrowers' ability to pay.

Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans that are collateral dependent is based on the fair value of the collateral. The measurement of other impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate. If a recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. The Bank had no impaired loans during the years ended December 31, 1998 and 1997.

The Bank uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income or loss, etc.

NONACCRUAL LOANS

Loans that are past due ninety (90) days or more as to principal or interest, or where reasonable doubt exists as to timely collection, are generally classified as nonaccrual loans unless they are well collateralized and in process of collection. The Bank had approximately $2,000 and $43,000 of loans classified as nonaccrual during the years ended December 31, 1998 and 1997, respectively.

PREMISES AND EQUIPMENT

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed by the straight-line method based on the estimated useful lives of the related assets.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized and depreciated over their estimated useful lives.

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

Upon disposition, the asset and related accumulated depreciation are relieved and any resulting gain or loss is charged to income.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest bearing bank deposits, and federal funds sold.

Stockholders' Equity

The Bank has 20,000,000 shares authorized for issuance. During 1998, the board of directors approved a five for four stock split to stockholders of record on August 14, 1998. During 1997, the board of directors approved a six for five stock split to stockholders of record on November 1, 1997. Both splits were effected in the form of stock dividends. Earnings per share amounts and stock option data in the financial statements and accompanying notes have been restated to reflect the impact of the stock splits.

Segment Information

During the year ended December 31, 1998, the Bank adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires that public business enterprises report certain information about operating segments in their annual financial statements and in condensed financial statements of interim periods issued to stockholders. It also requires that public business enterprises report related disclosures and descriptive information about products and services provided by significant segments, geographic areas, and major customers, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Bank has determined that it has one significant operating segment, the providing of general commercial financial services to customers located in the single geographic area of Catawba County, North Carolina. The various products are those generally offered by community banks, and the allocation of resources is based on the overall performance of the institution, versus the individual branches or products.

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

There are no differences between the measurements used in reporting segment information and those used in the Bank's general-purpose financial statements, and the measurement of segment amounts has not changed for 1998 from prior years.

New Accounting Pronouncements

In June of 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Based on its operations at December 31, 1998, management does not expect this standard to have a material effect on the Bank's financial statements upon adoption.

Reclassification

Certain 1997 and 1996 amounts have been reclassified to conform with the 1998 presentation.


2. Securities:

The amortized cost and estimated market values of securities available for sale at December 31 are as follows:

                                                          GROSS        GROSS        ESTIMATED
                                         AMORTIZED     UNREALIZED    UNREALIZED        FAIR
                                           COST           GAINS        LOSSES         VALUE
1998
U.S. Government Agencies                  $6,703,772       $14,995      $20,376     $ 6,698,391
Mortgage - backed securities               2,853,161        14,381        1,402       2,866,140
                                       --------------  ------------  -----------  --------------
                                          $9,556,933       $29,376      $21,778     $ 9,564,531
                                       ==============  ============  ===========  ==============



                                                          GROSS        GROSS        ESTIMATED
                                         AMORTIZED     UNREALIZED    UNREALIZED       FAIR
                                           COST           GAINS        LOSSES         VALUE
1997
U.S. Government Agencies                  $1,999,138       $ 1,586      $ 2,911     $ 1,997,813
Mortgage - backed securities                 888,258         8,797            -         897,055
                                       --------------  ------------  -----------  --------------
                                          $2,887,396       $10,383      $ 2,911     $ 2,894,868
                                       ==============  ============  ===========  ==============

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

The amortized cost and estimated market values of securities held to maturity at December 31 are as follows:

                                                          GROSS        GROSS        ESTIMATED
                                         AMORTIZED     UNREALIZED    UNREALIZED       FAIR
                                           COST           GAINS        LOSSES         VALUE
1998
U.S. Government Agencies                  $1,379,518       $15,465          $ -     $ 1,394,983
Mortgage - backed securities                 453,954         8,380            -         462,334
                                       --------------  ------------  -----------  --------------
                                          $1,833,472       $23,845          $ -     $ 1,857,317
                                       ==============  ============  ===========  ==============



                                                          GROSS        GROSS        ESTIMATED
                                         AMORTIZED     UNREALIZED    UNREALIZED       FAIR
                                           COST           GAINS        LOSSES         VALUE
1997
U.S. Government Agencies                  $2,000,633       $ 1,087      $   937     $ 2,000,783
Mortgage - backed securities               1,226,349         4,198        4,061       1,226,486
                                       --------------  ------------  -----------  --------------
                                          $3,226,982       $ 5,285      $ 4,998     $ 3,227,269
                                       ==============  ============  ===========  ==============

The amortized cost and estimated market value of debt securities at December 31, 1998 by contractual maturities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                            AVAILABLE FOR SALE          HELD TO MATURITY
                                                       ESTIMATED                   ESTIMATED
                                         AMORTIZED        FAIR       AMORTIZED        FAIR
                                            COST         VALUE          COST         VALUE

Due in one year or less                   $        -    $        -    $        -    $        -
Due after one year through five years      3,749,399     3,738,271       748,793       755,857
Due after five years through ten years     4,429,245     4,443,072       576,716       582,373
Due after ten years                        1,378,289     1,383,188       507,963       519,087
                                        ------------- ------------- ------------- -------------
                                          $9,556,933    $9,564,531    $1,833,472    $1,857,317
                                       ==============  ============  ===========  ==============

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

3. LOANS AND ALLOWANCE FOR LOAN LOSSES:

Loans at December 31 are summarized as follows:

                                                1998            1997

Commercial                                   $ 28,065,769     $17,001,742
Real estate:
    Construction and land development           7,211,169       6,939,831
    Residential, 1-4 families                  10,462,635       5,380,741
    Residential, 1-4 families, home equity      5,507,323       3,912,927
Installment                                     8,544,178       8,408,182
Other                                             815,966       1,354,491
                                            --------------  --------------
                                             $ 60,607,040     $42,997,914
                                            ==============  ==============

A summary of the activity in the allowance for loan losses for the years ended December 31 is as follows:

                                                         1998           1997          1996

Balance, beginning of the year                           $ 683,397     $ 407,723      $ 51,549
Provision for loan losses                                  471,338       349,175       362,158
Charge offs                                               (106,000)      (79,521)       (5,984)
Recoveries                                                   1,625         6,020             -
                                                     --------------  ------------  ------------
Balance, end of year                                   $ 1,050,360     $ 683,397     $ 407,723
                                                     ==============  ============  ============


The Bank has granted loans to certain directors and executive officers of the Bank and to their associates. During 1998 and 1997, $1,269,000 and $923,000, respectively, in new loans were made and repayments were $1,028,000 and $592,000, respectively, resulting in a balance of $1,759,000 and $1,518,000 at December 31, 1998 and 1997, respectively.

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

4. Premises and Equipment:

Premises and equipment at December 31 are summarized as follows:

                                                                  1998            1997

Land                                                              $ 495,663       $ 297,069
Leasehold improvement                                                32,699          31,645
Equipment and fixtures                                              681,769         472,671
Building                                                            766,220         765,398
                                                              --------------  --------------
                                                                  1,976,351       1,566,783
Less acccumulated depreciation and amortization                     276,312         148,307
                                                              --------------  --------------
                                                                  1,700,039       1,418,476
Construction in progress                                            250,048               -
                                                              --------------  --------------
                                                                $ 1,950,087     $ 1,418,476
                                                              ==============  ==============

5. Deposits:

The scheduled maturities of time deposits at December 31, 1998 are as follows:

   1999                         $ 25,080,655
   2000                           13,306,788
   2001                            8,080,943
                             ----------------
                                $ 46,468,386
                             ================

6. Comprehensive Income:

Effective January 1, 1998, the Bank adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes requirements for the disclosure of comprehensive income in the Bank's financial statements. Comprehensive income is defined as net income, plus transactions and other occurrences which are the result of nonowner changes in equity. As required SFAS No. 130, prior period financial statements have been reclassified to reflect application of the provisions of this statement.

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

Other comprehensive income is defined as comprehensive income exclusive of net income. Unrealized gains (losses) on available for sale securities represent the sole component of the Bank's other comprehensive income. Other comprehensive income (loss) consists of the following:

                                                      1998         1997         1996

Unrealized holding gains (losses) arising
during the year                                         $ 126     $ (1,297)      $ 7,972

Reclassification adjustment for gains (losses)
included in net income                                      -       (2,773)           10
                                                   -----------  -----------  ------------
Other comprehensive income (loss) before tax              126        1,476         7,962

Income tax expense related to other
comprehensive income                                        -        3,000             -
                                                   -----------  -----------  ------------
Other comprehensive income                              $ 126     $ (1,524)      $ 7,962
                                                   ===========  ===========  ============

7. Lease:

The Bank has a noncancelable operating lease for a branch location that expires in 2000. The lease has three five-year renewal options based on market rates Future minimum lease payments under the lease for years subsequent to December 31, 1998 are as follows:

          1999                    $ 33,373
          2000                      33,373

Total rental expense related to the operating lease was $33,094, $31,116 and $31,579 for the years ended December 31, 1998, 1997 and 1996, respectively.

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

8. Stock Option Plans:

The Bank maintains an incentive stock option plan (the "Employee Plan"), which is intended to attract and induce continued employment of key employees and to provide them an opportunity to acquire a proprietary interest in the Bank, and to align their long-term interests with that of the stockholders. The Plan was ratified by the shareholders prior to implementation. Non-employee directors do not participate in the Plan. The exercise price of each share of common stock covered by an option is equal to the fair market value per share of the Bank's common stock on the date the option is granted. Employees vest in the options at 20% each year of continuous employment. Options under the Employee Plan expire ten years after the grant date.

During 1997, the Bank created a nonqualified stock option plan for directors (the "Director Plan") which is intended to attract capable individuals to serve on the Board of Directors of the Bank. The Director Plan was ratified by the shareholders prior to implementation. Employee directors do not participate in the Director Plan. The exercise price of each share of common stock covered by an option is equal to the fair market value per share of the Bank's common stock on the date the option is granted. Options under the Director Plan fully vest at the date of grant and expire ten years after the grant date.

In 1996, 105,036 shares were authorized for grant under the Employee Plan. Under this Plan, 75,000 options were granted in 1996 with an exercise price of $8.67 and 23,125 options were granted in 1998 with an exercise price of $16.80. No options were exercised through December 31, 1998. At that date, 30,000 options were exercisable at a weighted average exercise price of $8.67. The weighted average remaining contractual life of the outstanding options under the Employee Plan was 96 months at December 31, 1998.

Under the Director Plan, 105,036 shares were authorized for grant and issued during 1997. At December 31, 1998, 104,286 options with an exercise price of $9.66 were outstanding and exercisable, as 750 options were exercised during 1997. The weighted average remaining contractual life of the outstanding options under the Director Plan was 104 months at December 31, 1998.

The Bank has adopted the disclosure only provision of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans.

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

Had compensation costs for the Bank's stock option plans been determined based on the fair value at the grant date for awards in 1998 and 1997 consistent with the provisions of SFAS No. 123, the Bank's net income and basic net income per share would have changed to the pro forma amounts indicated as follows:

                                         1998             1997

Net income as reported                 $ 740,375        $ 518,472
Net income pro forma                   $ 661,634        $ 299,042
Basic income per share as reported        $ 0.67           $ 0.49
Basic income per share pro forma          $ 0.60           $ 0.28

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1998 and 1997, respectively: dividend yield of 0.0%; expected volatility of 36.87% and 9.07%; risk free interest rate of 6.25% and 5.75%; and weighted average expected lives of seven years.


9. Commitments and Contingencies:

In the normal course of business the, Bank offers various financial products to its customers to meet their credit and liquidity needs. Subject to its normal credit standards and risk monitoring procedures, the Bank extends credit in the form of loan commitments, lines of credit, and standby letters of credit. Contract amounts of the instruments indicate the maximum exposure the Bank has in each class of financial instrument. These commitments and contingencies are not reflected in the accompanying financial statements.

The amount of collateral obtained, if any, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, real estate and time deposits with financial institutions. The total commitments does not necessarily represent future cash requirements as many commitments may expire without being exercised.

Financial instruments whose contract amounts represent potential credit risk at December 31, 1998 and 1997 included unfunded lines of credit and loan commitments totaling approximately $17,615,000 and $12,775,000, respectively.

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

The Bank's lending is concentrated primarily in Catawba County, North Carolina and the surrounding communities in which it operates. Credit has been extended to certain of the Bank's customers through multiple lending transactions.


10. Income Taxes:

The components of income tax expense (benefit) for the years ended December 31 were as follows:

                                   1998          1997         1996

     Current                       $577,000     $ 264,000    $ 66,000
     Deferred                      (122,000)     (174,000)    (66,000)
                               ------------- -------------  ----------
                                   $455,000      $ 90,000         $ -
                               ============= =============  ==========

The difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% was primarily a result of state income taxes for the year ended December 31, 1998. The difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% was primarily a result of the changes in valuation allowance on the net deferred tax assets during the years ended December 31, 1997 and 1996.

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

Significant components of deferred tax assets and liabilities, included in other assets, at December 31 are as follows:

                                                   1998          1997

      DEFERRED TAX ASSETS
         Allowance for loan losses                 $344,000      $213,000
         Pre-opening costs                           29,000        45,000
         Other                                       27,000             -
                                                ------------  ------------
           Total deferred tax assets                400,000       258,000
      DEFERRED TAX LIABILITIES
         Depreciation                                13,000         9,000
         Unrealized investment gain                   3,000         3,000
         Deferred loan fees                           5,000         9,000
                                                ------------  ------------
            Total deferred tax liabilities           21,000        21,000
                                                ------------  ------------
            Net deferred tax asset                 $379,000      $237,000
                                                ============  ============

11. Earnings Per Share:

The following tables reconcile the numerators and denominators of the basic and diluted computations for earnings per share for the year ended December 31:

                                                    INCOME          SHARES        PER-SHARE
1998                                             (NUMERATOR)    (DENOMINATOR)      AMOUNT
BASIC EPS
     Income available to common shareholders        $ 740,375        1,101,243        $ 0.67
                                                                                 ------------
DILUTED EPS
     Effect of Dilutive Securities - Stock options                      75,147
                                                 -------------  ---------------
     Income available to common shareholders
         and assumed conversion                     $ 740,375        1,176,390        $ 0.63
                                                 -------------  ---------------  ------------

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

                                                    INCOME          SHARES        PER-SHARE
1997                                             (NUMERATOR)    (DENOMINATOR)      AMOUNT
BASIC EPS
     Income available to common shareholders        $ 518,472        1,050,423        $ 0.49
                                                                                 ------------
DILUTED EPS
     Effect of Dilutive Securities - Stock options                      16,563
                                                 -------------  ---------------
     Income available to common shareholders
         and assumed conversion                     $ 518,472        1,066,986        $ 0.49
                                                 -------------  ---------------  ------------

For the year ended December 31, 1996, there was no adjustments to either the numerator or denominator for purpose of calculating diluted earnings per share.

Options to purchase 73,500 shares of common stock at $8.67 per share were outstanding during the second half of 1996 but were not included in the computation of diluted EPS because the Bank had a net loss.


12. Regulatory Restrictions:

The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits as determined pursuant to North Carolina General Statutes
Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

The Bank is subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that as of December 31, 1998, the Bank meets all capital adequacy requirements to which it is subject.

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the following table.

                                      ACTUAL          FOR CAPITAL ADEQUACY     WELL CAPITALIZED
1998                            AMOUNT      PERCENT     AMOUNT    PERCENT     AMOUNT     PERCENT
Total Capital (to Risk
    Weighted Assets)          $ 14,317,000    23.28%  $4,920,000     8.00%  $ 6,150,000    10.00%
Tier 1 Capital (to Risk
    Weighted Assets)           14,292,000     23.24%   2,460,000     4.00%   3,690,000      6.00%
Tier 1 Capital (to Average
    Assets)                    14,292,000     16.74%   3,415,000     4.00%   4,268,000      5.00%


                                      ACTUAL          FOR CAPITAL ADEQUACY     WELL CAPITALIZED
1997                            AMOUNT      PERCENT     AMOUNT    PERCENT     AMOUNT     PERCENT

Total Capital (to Risk
    Weighted Assets)          $ 7,745,000     17.82%  $3,477,000     8.00%  $ 4,346,000    10.00%

Tier 1 Capital (to Risk
    Weighted Assets)            7,695,000     17.70%   1,738,000     4.00%   2,607,000      6.00%
Tier 1 Capital (to Average
    Assets)                     7,695,000     15.38%   2,000,000     4.00%   2,500,000      5.00%

13. Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH OTHER FINANCIAL INSTITUTIONS

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair value.

SECURITIES

Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

LOANS RECEIVABLE

The fair values for loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms. The carrying amount of accrued interest approximates its fair value.

DEPOSITS

The fair values disclosed for deposits with no stated maturity (e.g., interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for deposits with a stated maturity date (time deposits) are estimated using a discounted cash flow calculation that applies interest rates currently being offered on these accounts to a schedule of aggregated expected monthly maturities on time deposits.

OFF-BALANCE SHEET INSTRUMENTS

Fair values for the Bank's off-balance sheet instruments, primarily loan commitments, are based on fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counter parties' credit standing.

CATAWBA VALLEY BANK

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

The following table reflects the estimated fair values and carrying values at December 31:

                                               1998                        1997
                                      CARRYING     ESTIMATED      CARRYING      ESTIMATED
                                       VALUE       FAIR VALUE       VALUE       FAIR VALUE
Cash and cash equivalents           $ 11,595,786   $ 11,595,786  $ 12,297,535   $ 12,297,535
Time deposits with other financial
  institutions                         2,476,956      2,476,956     1,082,976      1,082,976
Securities available for sale          9,564,531      9,564,531     2,894,868      2,894,868
Securities held to maturity            1,833,472      1,857,317     3,226,982      3,227,269
Federal Home Loan Bank and
     Bankers Bank stock                  257,525        257,525       153,325        153,325
Net loans                             59,556,680     59,574,862    42,314,517     42,399,146
Deposits with no stated maturity      28,352,663     28,352,663    20,171,843     20,171,843
Deposits with stated maturity         46,468,386     46,807,605    36,935,653     37,094,476

                            SHAREHOLDER INFORMATION


INDEPENDENT AUDITORS                         NOTICE OF ANNUAL MEETING

     PricewaterhouseCoopers LLP              The Annual Meeting of the shareholders of
     Certified Public Accountants            Catawaba Valley Bank will be held on May 25th
     NationsBank Corporate Center            1999, at 2:00 p.m. in the Conference Room at
     100 North Tryon Street, Suite 3400      J.C. Bradford & Co., 400 Second Avenue, N.W.
     Charlotte, North Carolina 28202         Hickory, North Carolina

SPECIAL COUNSEL                              FORM 10-KSB

     Moore & Van Allen, PLLC                 A copy of Catawba Valley Bank's Annual Report
     One Hanover Square, Suite 1700          on Form 10-KSB as filed with the Federal Deposit
     Raleigh, North Carolina 27604           Insurance Corporation, will be furnished without
                                             charge to the stockholders as of the record date,
STOCK TRANSFER AGENT                         upon written request to G. Marvin Lowder, Vice
                                             President and Treasurer, Catawba Valley Bank,
     First-Citizens Bank & Trust Company     Post Office Box 2328, Hickory, North Carolina.
     2917 Highwoods Boulevard
     Raleigh, North Carolina 27604

                                 BANK OFFICERS

R. Steve Aaron                       Joe S. Tripp               Carole F. Teague
President, Chief Executive Officer   Vice President/Lending     Vice President/Retail Services

N. Jack Rector                       G. Marvin Lowder           David A. Kozak
Vice President/Lending               Vice President/Accounting  Vice President/Branch Manager

                              CATAWBA VALLEY BANK

Main Office:   1039 Second Street, N.E.
               Hickory, North Carolina 28601
               (828) 431-2300

Branches:      1445 Second Avenue, N.W.           2675 NW Boulevard
               Hickory, North Carolina 28601      Newton, North Carolina 28658
               (828) 431-2333                     (828) 464-9911

                  MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

         This statement has not been reviewed for accuracy or relevancy by the Federal Deposit Insurance Corporation.